SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

PDL BIOPHARMA, INC.
(Name of Subject Company (issuer))

PDL BIOPHARMA, INC.
(Name of Filing Persons (issuer))

2.75% Convertible Senior Notes due 2021
2.75% Convertible Senior Notes due 2024
(Title of Class of Securities)

69329Y AG9
69329Y AJ3
(CUSIP Number of Class of Securities)

Christopher L. Stone
Vice President, General Counsel and Secretary
932 Southwood Boulevard
Incline Village, Nevada, 89451
(775) 832-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Karen E. Bertero
James J. Moloney
Gibson, Dunn & Crutcher LLP
333 South Grand Ave.
Los Angeles, CA 90071
Telephone: (213) 229-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$14,963,177	$1,942.22

* Estimated solely for purposes of calculating the filing fee. The repurchase price of (a) the 2.75% Convertible Senior Notes due 2021 (the “2021 Notes”), as described herein, is calculated as the sum of (i) $13,805,000, representing 100% of the principal amount of the 2021 Notes outstanding as of August 27, 2020, plus (ii) $124,437, representing accrued but unpaid interest on the 2021 Notes up to, but excluding, September 29, 2020 and (b) the 2.75% Convertible Senior Notes due 2024 (the “2024 Notes”), as described herein, is calculated as the sum of (i) $1,024,726, representing 100% of the accreted principal amount of the 2024 Notes outstanding as of August 27, 2020, plus (ii) $9,014, representing accrued but unpaid interest on the 2024 Notes up to, but excluding, September 29, 2020.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2020 equals $129.80 per $1,000,000 of the aggregate value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s)
relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by that certain Indenture, dated as of November 22, 2016 (the “2021 Base Indenture”), by and between PDL BioPharma, Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as amended and supplemented by that certain First Supplemental Indenture, dated as of November 22, 2016 (the “2021 First Supplemental Indenture” and, together with the 2021 Base Indenture, the “2021 Notes Indenture”), by and between the Company and the Trustee, relating to the Company’s 2.75% Convertible Senior Notes due 2021 (the “2021 Notes”), and as required by that certain Indenture, dated as of September 17, 2019 (the “2024 Base Indenture”), by and between the Company and the Trustee, as amended and supplemented by that certain First Supplemental Indenture, dated as of September 17, 2019 (the “2024 First Supplemental Indenture” and, together with the 2024 Base Indenture, the “2024 Notes Indenture,” and, together with the 2021 Notes Indenture, the “Indentures”), by and between the Company and the Trustee, relating to the Company’s 2.75% Convertible Senior Noted due 2024 (the “2024 Notes” and, together with the 2021 Notes, the “Notes”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by the Company with respect to the right of each holder of the Notes (each, a “Holder”), at the Holder’s option, to require the Company to repurchase for cash such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on September 29, 2020 (the “Fundamental Change Repurchase Date”), at a price equal to (1) with respect to the 2021 notes, 100% of the principal amount, plus accrued and unpaid interest thereon, if any, and (2) with respect to the 2024 notes, 100% of the accreted principal amount as of the Fundamental Change Repurchase Date, which amount is $1,024.726 per $1,000 principal amount of 2024 notes, plus in each case accrued and unpaid interest thereon, if any, to, but excluding, the Fundamental Change Repurchase Date, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Right to Convert and Offer to Repurchase, dated August 28, 2020 (as may be amended and supplemented from time to time, the “Notice”), attached hereto as Exhibit (a)(1), the Indentures and the Notes.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9 and Item 11.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Notice is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10. Financial Statements

Not applicable.

Item 12. Exhibits

The information set forth on the Exhibit Index is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Fundamental Change Repurchase Right Notice, Notice of Right to Convert and Offer to Repurchase, dated August 28, 2020, to Holders of 2.75% Convertible Senior Notes due 2021 and 2.75% Convertible Senior Notes due 2024

(a)(5)(A)	Press Release announcing tender offer for PDL BioPharma, Inc.’s 2.75% Convertible Senior Notes due 2021 and 2.75% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by PDL BioPharma, Inc. with the Securities and Exchange Commission on August 28, 2020)

(b)	None

(c)	None

(d)(1)	Indenture, dated November 22, 2016, by and between PDL BioPharma, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed November 28, 2016)

(d)(2)	First Supplemental Indenture, dated November 22, 2016, by and between PDL BioPharma, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed November 28, 2016)

(d)(3)	Form of 2.75% Convertible Senior Notes due 2021 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed November 28, 2016)

(d)(4)	Indenture, dated September 17, 2019, by and between PDL BioPharma, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by PDL BioPharma, Inc. with the Securities and Exchange Commission on September 17, 2019)

(d)(5)	First Supplemental Indenture, dated September 17, 2019, by and between PDL BioPharma, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by PDL BioPharma, Inc. with the Securities and Exchange Commission on September 17, 2019)

(d)(6)	Form of 2.75% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by PDL BioPharma, Inc. with the Securities and Exchange Commission on September 17, 2019)

(g)	None

(h)	None

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2020

PDL BIOPHARMA, INC.

By:	/s/ Dominique Monnet
Name:	Dominique Monnet
Title:	President and Chief Executive Officer

Exhibit (a)(1)

PDL BIOPHARMA, INC.

FUNDAMENTAL CHANGE REPURCHASE RIGHT NOTICE, NOTICE OF RIGHT TO CONVERT AND OFFER TO REPURCHASE

TO HOLDERS OF

2.75% Convertible Senior Notes due 2021 (CUSIP No. 69329Y AG9)
2.75% Convertible Senior Notes due 2024 (CUSIP No. 69329Y AJ3)

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of November 22, 2016 (the “2021 Base Indenture”), by and between PDL BioPharma, Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as amended and supplemented by that certain First Supplemental Indenture, dated as of November 22, 2016 (the “2021 First Supplemental Indenture” and, together with the 2021 Base Indenture, the “2021 Notes Indenture”), by and between the Company and the Trustee, relating to the Company’s 2.75% Convertible Senior Notes due 2021 (the “2021 Notes”), and as required by that certain Indenture, dated as of September 17, 2019 (the “2024 Base Indenture”), by and between the Company and the Trustee, as amended and supplemented by that certain First Supplemental Indenture, dated as of September 17, 2019 (the “2024 First Supplemental Indenture” and, together with the 2024 Base Indenture, the “2024 Notes Indenture,” and, together with the 2021 Notes Indenture, the “Indentures”), by and between the Company and the Trustee, relating to the Company’s 2.75% Convertible Senior Noted due 2024 (the “2024 Notes” and, together with the 2021 Notes, the “Notes”), that each holder of the Notes (each, a “Holder”) has the right (the “Fundamental Change Repurchase Right”), at the Holder’s option, to require the Company to repurchase for cash such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on September 29, 2020 (the “Fundamental Change Repurchase Date”). The repurchase price (the “Fundamental Change Repurchase Price”) to be paid by the Company for Notes validly surrendered and not validly withdrawn is equal to (1) with respect to the 2021 notes, 100% of the principal amount, plus accrued and unpaid interest thereon, if any, and (2) with respect to the 2024 notes, 100% of the accreted principal amount as of the Fundamental Change Repurchase Date, which amount is equal to $1,024.726 per $1,000 principal amount of 2024 notes, plus in each case accrued and unpaid interest thereon, if any, to, but excluding, the Fundamental Change Repurchase Date.

Holders may exercise their Fundamental Change Repurchase Right by providing notice in accordance with The Depositary Trust Company’s (“DTC”) applicable procedures (the “Fundamental Change Repurchase Notice”) to The Bank of New York Mellon Trust Company, N.A., as paying agent (the “Paying Agent”), at any time on or before 5:00 p.m. Eastern time on September 28, 2020 (the “Fundamental Change Expiration Time”) and by delivering the Notes described in the Fundamental Change Repurchase Notice to the Paying Agent through book-entry transfer on or after delivery of the Fundamental Change Repurchase Notice. The Trustee has informed the Company that, as of the date hereof, all Notes are held through DTC and there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase or conversion hereunder must be delivered through the transmittal procedures of DTC. See “Section 3—Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase” for further information on how to deliver a Fundamental Change Repurchase Notice and surrender your Notes for repurchase.

Any Holder may withdraw its submission of a Fundamental Change Repurchase Notice with respect to any Notes, in whole or in part, by delivering a notice of withdrawal in accordance with DTC’s applicable procedures to the Paying Agent at any time prior to the Fundamental Change Expiration Time. The Fundamental Change Repurchase Price for any Notes in respect of which a Fundamental Change Repurchase Notice is provided to the Paying Agent prior to the Fundamental Change Expiration Time will be paid in cash by The Bank of New York Mellon Trust Company, N.A., as paying agent (the “Paying Agent”), on the later of (i) the Fundamental Change Repurchase Date and (ii) the time of book-entry transfer of such Notes to the Paying Agent by the Holder thereof. The Fundamental Change Repurchase Right is subject, in all respects, to the terms and conditions of the applicable

Indenture, the applicable Notes and this Fundamental Change Repurchase Right Notice, Notice of Right to Convert and Offer to Repurchase (this “Notice”) and any related notice materials, as amended and supplemented from time to time.

On August 19, 2020, the Company’s stockholders approved the liquidation and dissolution of the Company pursuant to the Plan of Dissolution (the “Plan of Dissolution”). If adopted by the board of directors of the Company, and upon filing a certificate of dissolution with the State of Delaware, pursuant to the Plan of Dissolution, the Company will cease conducting business, wind up its affairs, dispose of its non-cash assets, pay or otherwise provide for its obligations, and distribute its remaining assets, if any, during a post-dissolution period of at least three years, as required by the Delaware General Corporation Law. As a result of the approval of the Plan of Dissolution, a Fundamental Change (as defined in the applicable Indenture, a “Fundamental Change”) occurred on August 19, 2020, and accordingly, each Holder has the Fundamental Change Repurchase Right described herein. The Fundamental Change also constitutes a Make-Whole Fundamental Change (as defined in the applicable Indenture, a “Make-Whole Fundamental Change”).

Alternative to the Fundamental Change Repurchase Right:
You May Elect to Convert Your Notes

Each Indenture provides that, as a result of the Fundamental Change and the Make-Whole Fundamental Change, and notwithstanding the Fundamental Change Repurchase Right, the Notes are convertible, at the option of the Holder, at any time until 5:00 p.m. Eastern time on September 28, 2020 (the “Conversion Period”). If you would like to convert your Notes, you must deliver the appropriate instruction form pursuant to DTC’s book-entry conversion program and transfer such Notes to The Bank of New York Mellon Trust Company, N.A., as conversion agent (the “Conversion Agent”), through the transmittal procedures of DTC prior to the end of the Conversion Period. See “Section 2.3—Conversion Rights of the Holders” for further information on how to deliver Notes for conversion. You may not convert any Notes with respect to which you have already delivered a Fundamental Change Repurchase Notice unless you have validly withdrawn such Fundamental Change Repurchase Notice in accordance with the procedures described in this Notice. Notes properly surrendered for conversion may not be withdrawn.

You should review this Notice carefully and consult with your own financial and tax advisors. You must make your own decision as to whether or not to surrender your Notes for repurchase or to exercise your conversion rights and, if you choose to exercise either of these rights, the amount of Notes to surrender or convert. None of the Company or any of its affiliates, or any of its or their respective boards of directors, employees, advisors or representatives, or The Bank of New York Mellon Trust Company, N.A., in its role as Trustee, Paying Agent and Conversion Agent, is making any representation or recommendation to any Holder as to whether or not to surrender or convert that Holder’s Notes.

This Notice constitutes the “Fundamental Change Company Notice” required to be delivered pursuant to Section 3.01(b) of each Indenture in relation to each Fundamental Change identified herein. This Notice also constitutes the notice of the Holder’s right to convert required to be delivered pursuant to Section 4.06(d) of each Indenture with respect to each Make-Whole Fundamental Change identified herein.

The Trustee, Paying Agent and Conversion Agent is:

The Bank of New York Mellon Trust Company, N.A.
c/o The Bank of New York Mellon Corporation
Corporate Trust Operations—Reorganization Unit
111 Sanders Creek Parkway
East Syracuse, NY 13057
Attn: Tiffany Castor
Tel: 315-414-3034
Fax: 732-667-9408
E-mail: ct_reorg_unit_inquiries@bnymellon.com

No person has been authorized to give any information or to make any representations other than those contained in this Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Notice does not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Notice shall not under any circumstances create any implication that the information contained in this Notice is current as of any time subsequent to the date of such information. None of the Company or any of its affiliates, or any of its or their respective boards of directors, employees, advisors or representatives, or The Bank of New York Mellon Trust Company, N.A., in its role as Trustee, Paying Agent and Conversion Agent, is making any representation or recommendation to any Holder as to whether or not to surrender or convert (if at all) such Holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether or not to surrender your Notes for repurchase or to exercise your conversion rights and, if you choose to exercise either of these rights, the amount of Notes to surrender or convert.
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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the right (the “Fundamental Change Repurchase Right”) of each holder of (i) the 2.75% Convertible Senior Notes due 2021 (the “2021 Notes”) and (ii) the 2.75% Convertible Senior Notes due 2024 (the “2024 Notes” and, together with the 2021 Notes, the “Notes”) to require the Company to repurchase, and the obligation of the Company to repurchase, the Notes, subject to the terms and conditions of the applicable Indenture (as defined below), the applicable Notes and this Fundamental Change Repurchase Right Notice, Notice of Right to Convert and Offer to Repurchase (this “Notice”) and related notice materials, as amended and supplemented from time to time. To understand the Fundamental Change Repurchase Right fully and for a more complete description of the terms of the Fundamental Change Repurchase Right, the Company urges you to read carefully the remainder of this Notice because the information in this summary is not complete. Section references are included to direct you to a more complete description of the topics in this summary. Unless stated to the contrary, or unless the context otherwise requires, references to “the Company,” “we,” “our” or “us” in this Notice refer to PDL BioPharma, Inc.

Who is offering to repurchase my Notes?

PDL BioPharma, Inc., a Delaware corporation (the “Company”), is a biopharmaceutical company that pioneered the humanization of monoclonal antibodies, enabling the discovery of a new generation of targeted treatments that have had a profound impact on patients living with different cancers as well as a variety of other debilitating diseases.

Why is the Company offering to repurchase my Notes?

Pursuant to the terms and conditions of the Indenture, dated as of November 22, 2016 (the “2021 Base Indenture”), by and between the Company, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as amended and supplemented by that certain First Supplemental Indenture, dated as of November 22, 2016 (the “2021 First Supplemental Indenture” and, together with the 2021 Base Indenture, the “2021 Notes Indenture”), by and between the Company and the Trustee, relating to the Company’s 2021 Notes, and pursuant to the terms and conditions of the Indenture, dated as of September 17, 2019 (the “2024 Base Indenture”), by and between the Company and the Trustee, as amended and supplemented by that certain First Supplemental Indenture, dated as of September 17, 2019 (the “2024 First Supplemental Indenture” and, together with the 2024 Base Indenture, the “2024 Notes Indenture,” and, together with the 2021 Notes Indenture, the “Indentures”), by and between the Company and the Trustee, relating to the Company’s 2024 Notes, upon a Fundamental Change (as defined in the applicable Indenture, a “Fundamental Change”), each holder of the Notes (each, a “Holder”) has the Fundamental Change Repurchase Right, at the Holder’s option, to require the Company to repurchase for cash such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on September 29, 2020 (the “Fundamental Change Repurchase Date”). The repurchase price (the “Fundamental Change Repurchase Price”) to be paid by the Company for Notes validly surrendered and not validly withdrawn is equal to (1) with respect to the 2021 notes, 100% of the principal amount, plus accrued and unpaid interest thereon, if any, and (2) with respect to the 2024 notes, 100% of the accreted principal amount as of the Fundamental Change Repurchase Date, which amount is equal to $1,024.726 per $1,000 principal amount of 2024 notes, plus in each case accrued and unpaid interest thereon, if any, to, but excluding, the Fundamental Change Repurchase Date.

On August 19, 2020, the Company’s stockholders approved the liquidation and dissolution of the Company pursuant to the Plan of Dissolution (the “Plan of Dissolution”). If adopted by the board of directors of the Company, and upon filing a certificate of dissolution with the State of Delaware, pursuant to the Plan of Dissolution, the Company will cease conducting business, wind up its affairs, dispose of its non-cash assets, pay or otherwise provide for its obligations, and distribute its remaining assets, if any, during a post-dissolution period of at least three years, as required by the Delaware General Corporation Law. As a result of the approval of the Plan of Dissolution by the Company’s stockholders, a Fundamental Change occurred on August 19, 2020, and accordingly, each Holder has the Fundamental Change Repurchase Right described herein. The Fundamental Change also constitutes a Make-Whole Fundamental Change (as defined in the applicable Indenture, a “Make-Whole Fundamental Change”).

What Notes are the Company obligated to repurchase?

We are obligated to repurchase all of the Notes, or any portion of the principal amount thereof that is equal to or an integral multiple of $1,000, validly surrendered pursuant to the Fundamental Change Repurchase Right, at the option of the Holder, and not validly withdrawn. As of August 27, 2020, there was $13,805,000 aggregate principal amount of 2021 Notes outstanding and $1,000,000 aggregate principal amount of 2024 Notes outstanding. (See “Section 2—Information Concerning the Notes”).

How much will the Company pay and what is the form of payment?

Pursuant to the terms of the applicable Indenture and the applicable Notes, the Company will pay, in cash, the Fundamental Change Repurchase Price, which is equal to (1) with respect to the 2021 notes, 100% of the principal amount, plus accrued and unpaid interest thereon, if any, and (2) with respect to the 2024 notes, 100% of the accreted principal amount as of the Fundamental Change Repurchase Date, which amount is equal to $1,024.726 per $1,000 principal amount of 2024 notes, plus in each case accrued and unpaid interest thereon, if any, to, but excluding, the Fundamental Change Repurchase Date, with respect to any and all Notes validly surrendered through a notice in accordance with The Depositary Trust Company’s (“DTC”) applicable procedures (the “Fundamental Change Repurchase Notice”) delivered to The Bank of New York Mellon Trust Company, N.A., as paying agent (the “Paying Agent”), and not validly withdrawn at any time on or before 5:00 p.m. Eastern time on September 28, 2020 (the “Fundamental Change Expiration Time”), and which Notes are delivered to the Paying Agent by book-entry transfer on or after delivery of the Fundamental Change Repurchase Notice. The amount of accrued and unpaid interest per $1,000 principal amount of Notes will be calculated by multiplying the current annual interest rate by the number of days that have elapsed since June 1, 2020 (the last interest payment date for each of the 2021 Notes and the 2024 Notes) to, but excluding, the Fundamental Change Repurchase Date, divided by 360 and multiplying the product by each $1,000 principal amount of Notes. The Company estimates that the accrued and unpaid interest payable on the Notes that are surrendered for repurchase will be approximately $9.014 per $1,000 principal amount of 2021 Notes surrendered and approximately $9.014 per $1,000 principal amount of 2024 Notes surrendered. (See “Section 2.2—Repurchase Price”).

How will the Company fund the repurchase of the Notes?

The total amount of funds required by us to repurchase all of the Notes pursuant to the Fundamental Change Repurchase Right (assuming all Notes are validly surrendered for repurchase and not validly withdrawn) is approximately $13,929,437 with respect to the 2021 Notes and approximately $1,033,740 with respect to the 2024 Notes. The Company expects to fund the repurchase from available cash on hand.

The repurchase of Notes pursuant to the Fundamental Change Repurchase Right is not conditioned upon obtaining any financing or the funding thereof. (See “Section 5—Payment for Surrendered Notes; Source and Amount of Funds”)

How can I determine the market value of the Notes?

There is no established market for trading in the Notes, except for limited and sporadic quotations. To the extent that the Notes are traded, prices of the Notes may fluctuate depending on trading volume, the balance between buy and sell orders, prevailing interest rates and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Notes prior to making any decision with respect to the Fundamental Change Repurchase Right. On August 27, 2020, the last reported sale price of shares (“Shares”) of the Company’s common stock (the “Common Stock”) on The Nasdaq Stock Market LLC was $3.29 per Share. (See “Section 2.4—Market for the Notes and the Shares”)

Are my Notes currently convertible?

Yes. Holders of Notes currently have the right to convert their Notes until 5:00 p.m. Eastern time on September 28, 2020 (the “Conversion Period”). Following the Conversion Period, the Notes will not be eligible for conversion unless a subsequent conversion right is triggered under Section 4.01(a) of the applicable Indenture.

If you do not exercise your Fundamental Change Repurchase Right in accordance with the terms of this Notice, you will retain the conversion rights associated with your Notes. If you deliver a Fundamental Change Repurchase Notice to the Paying Agent, you may not surrender such Notes for conversion unless you validly withdraw such Fundamental Change Repurchase Notice prior to the Fundamental Change Expiration Time. If you surrender your Notes for conversion at any time, you will no longer be able to exercise the Fundamental Change Repurchase Right. (See “Section 2.3—Conversion Rights of the Holders”)

What consideration will I receive if I convert my Notes during the Conversion Period?

Pursuant to the terms of each of the 2021 First Supplemental Indenture and the 2024 First Supplemental Indenture, the consideration due upon conversion of each $1,000 principal amount of Notes shall be solely cash in an amount equal to the Conversion Rate (as defined in the applicable Indenture, the “Conversion Rate”).

As a result, if you decide to convert your Notes, the Company’s conversion obligation with respect to each $1,000 principal amount of Notes that are converted during the Conversion Period will be at an amount in cash equal to the Conversion Rate (including applicable Additional Shares in connection with the Make-Whole Fundamental Change pursuant to the Indentures) of 343.1098 for the 2021 Notes and 378.8004 for the 2024 Notes. See “Section 2.3— Conversion Rights of the Holders” below for a comparison of the estimated amount you will receive if your Notes are converted during the Conversion Period and the estimated amount you will receive if your Notes are repurchased through exercise of the Fundamental Change Repurchase Right.

What is the relationship between the offer to repurchase and the convertibility of the Notes?

The right to exercise the Fundamental Change Repurchase Right is a separate right from the right to convert the Notes. If you do exercise your Fundamental Change Repurchase Right by delivering a Fundamental Change Repurchase Notice with respect to your Notes, you will not be able to convert such Notes unless you validly withdraw your Fundamental Change Repurchase Notice prior to the Fundamental Change Expiration Time. If you do not exercise your Fundamental Change Repurchase Right, your conversion rights will not be affected. If you have exercised your conversion right and converted your Notes, you may not surrender such Notes under the Fundamental Change Repurchase Right. (See “Section 2.3—Conversion Rights of the Holders”)

What does the board of directors of the Company think of the Fundamental Change Repurchase Right and the conversion rights?

The board of directors of the Company has not made any recommendation as to whether you should surrender your Notes for repurchase under the Fundamental Change Repurchase Right or whether you should exercise your conversion rights. You must make your own decision as to whether or not to surrender your Notes for repurchase pursuant to the Fundamental Change Repurchase Right or to exercise your conversion rights and, if you choose to exercise either of these rights, the amount of Notes to surrender or convert. The Fundamental Change Repurchase Right, our offer to repurchase the Notes pursuant thereto and the notice of your conversion rights, each as described in this Notice, are based on the requirements of the applicable Indenture and the applicable Notes. (See “Section 2.3—Conversion Rights of the Holders”)

When does the Fundamental Change Repurchase Right expire?

The Fundamental Change Repurchase Right expires at 5:00 p.m. Eastern time on September 28, 2020, which is the Business Day (as defined in the applicable Indenture) immediately preceding the Fundamental Change Repurchase Date. We do not intend to extend the period that Holders have to exercise the Fundamental Change

Repurchase Right unless required by applicable law. (See “Section 2.1—The Company’s Obligation to Repurchase the Notes”)

What are the conditions to the repurchase by the Company of the Notes?

The repurchase by us of Notes that are validly surrendered and not validly withdrawn prior to the Fundamental Change Expiration Time is not subject to any condition other than such repurchase being lawful and the satisfaction of the procedural requirements described in this Notice. (See “Section 2.1—The Company’s Obligation to Repurchase the Notes”)

How do I surrender my Notes for repurchase?

To surrender your Notes for repurchase pursuant to the Fundamental Change Repurchase Right, you must deliver the Fundamental Change Repurchase Notice to the Paying Agent prior to the Fundamental Change Expiration Time, and subsequently surrender the Notes to the Paying Agent, in each case, through the transmittal procedures of DTC.

Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to exercise its Fundamental Change Repurchase Right and instruct such nominee to deliver a Fundamental Change Repurchase Notice and surrender the Notes on such Holder’s behalf through the transmittal procedures of DTC prior to the Fundamental Change Expiration Time.

Holders who are DTC participants should deliver the Fundamental Change Repurchase Notice and surrender their Notes to the Paying Agent electronically through DTC’s Automated Tender Offer Program, subject to the terms and procedures of that system.

You bear the risk of untimely submission of the Fundamental Change Repurchase Notice. You must allow sufficient time for completion of the necessary procedures prior to the Fundamental Change Expiration Time, after which time you will not be able to exercise the Fundamental Change Repurchase Right.

By delivering, or instructing your nominee to deliver, the Fundamental Change Repurchase Notice to the Paying Agent through the transmittal procedures of DTC, you agree to be bound by the terms of the Fundamental Change Repurchase Right set forth in this Notice. (See “Section 3—Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase”)

If I surrender my Notes for repurchase, when will I receive payment for them?

Prior to 11:00 a.m. New York City time on the Fundamental Change Repurchase Date, the Company will deposit with the Paying Agent an amount of money in immediately available funds sufficient to pay the Fundamental Change Repurchase Price for all Notes that are to be repurchased as of the Fundamental Change Repurchase Date. The Paying Agent will, on the later of (i) the Fundamental Change Repurchase Date and (ii) the time of book-entry transfer of such Notes to the Paying Agent by the Holder thereof in the manner described in this Notice, make payment of the Fundamental Change Repurchase Price by wire transfer of immediately available funds to DTC. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (See “Section 5— Payment for Surrendered Notes; Source and Amount of Funds”)

How do I withdraw a Fundamental Change Repurchase Notice that I have already delivered?

You can withdraw a Fundamental Change Repurchase Notice that has already been delivered by means of a notice of withdrawal delivered to the Paying Agent at any time prior to the Fundamental Change Expiration Time in accordance with the applicable procedures of DTC.

Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to withdraw a Fundamental Change Repurchase Notice and instruct
v

such nominee to withdraw the Fundamental Change Repurchase Notice through the applicable procedures of DTC prior to the Fundamental Change Expiration Time. (See “Section 4—Right of Withdrawal”)

If I choose to surrender my Notes for repurchase, do I have to surrender all of my Notes or can I surrender just a portion of my Notes?

If you choose to surrender Notes, you are not required to surrender all of your Notes. You may surrender all of your Notes, a portion of your Notes or none of your Notes for repurchase. If you wish to surrender a portion of your Notes for repurchase, however, you must surrender your Notes in a principal amount of $1,000 or an integral multiple of $1,000. (See “Section 3—Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase”)

If I want to convert my Notes during the Conversion Period, what should I do?

If you want to convert your Notes during the Conversion Period, you must deliver the appropriate instruction form pursuant to DTC’s book-entry conversion program and transfer such Notes to The Bank of New York Mellon Trust Company, N.A., as the conversion agent (the “Conversion Agent”), through the transmittal procedures of DTC prior to the end of the Conversion Period.

Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to exercise its conversion right and instruct such nominee to deliver the appropriate instruction form and the Notes through the transmittal procedures of DTC prior to the end of the Conversion Period. (See “Section 2.3—Conversion Rights of the Holders”)

If I elect to convert my Notes during the Conversion Period, when will I receive payment?

Upon conversion of a Note, we will pay the consideration due in respect of the conversion no later than the second Business Day immediately after the last VWAP Trading Day of the Observation Period (as each such term is defined in the applicable Indenture). (See “Section 2.3—Conversion Rights of the Holders”)

If I have already elected to exercise my Fundamental Change Repurchase Right, can I still convert my Notes?

If you have already exercised your Fundamental Change Repurchase Right by delivering a Fundamental Change Repurchase Notice with respect to your Notes, you will not be able to convert such Notes unless you validly withdraw your Fundamental Change Repurchase Notice prior to the Fundamental Change Expiration Time. You bear the risk for untimely withdrawal of a Fundamental Change Repurchase Notice. Notes properly surrendered for conversion may not be withdrawn. (See “Section 2.3—Conversion Rights of the Holders”)

Do I need to do anything if I do not wish to surrender my Notes for repurchase?

No. If you do not surrender your Notes before the Fundamental Change Expiration Time, we will not repurchase your Notes and such Notes will remain outstanding subject to the existing terms of the applicable Indenture and the applicable Notes. (See “Section 3—Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase”)

If I do not surrender my Notes for conversion during the Conversion Period, will I be able to exercise conversion rights, if any, in the future?

Yes. If you do not convert your Notes during the Conversion Period or do not deliver a Fundamental Change Repurchase Notice prior to the Fundamental Change Expiration Time, you will retain the right to convert your Notes if a subsequent conversion right is triggered under Section 4.01(a) of the applicable Indenture. (See “Section 2.3—Conversion Rights of the Holders”)

What are the material U.S. federal income tax consequences if I surrender my Notes for repurchase or exercise my conversion rights with respect to my Notes?

A Holder’s receipt of cash in exchange for Notes pursuant to the exercise of either the Fundamental Change Repurchase Right or conversion rights generally will be a taxable transaction for U.S. federal income tax purposes. For a discussion of certain material U.S. federal income tax consequences applicable to Holders of Notes upon the exercise of either the Fundamental Change Repurchase Right or conversion rights, see “Section 11—Material U.S. Federal Income Tax Considerations.”

Who is the Paying Agent and the Conversion Agent?

The Bank of New York Mellon Trust Company, N.A., the Trustee under the Indentures, is serving as Paying Agent and Conversion Agent in connection with the Holders’ Fundamental Change Repurchase Right and conversion rights. Its address and facsimile number are set forth on the front cover page of this Notice.

Who can I talk to if I have questions about the Fundamental Change Repurchase Right or the conversion rights?

Questions and requests for assistance in connection with the mechanics of surrender of Notes for repurchase under the Fundamental Change Repurchase Right or the conversion of the Notes may be directed to the Paying Agent, the Conversion Agent, at the addresses and telephone numbers set forth on the cover of this Notice. You should direct any other questions you may have to your own financial and tax advisors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements contained or incorporated by reference in this Fundamental Change Repurchase Right Notice, Notice of Right to Convert and Offer to Repurchase (this “Notice”) contain information that includes or is based on “forward-looking statements.” Forward-looking statements include the management’s judgment regarding future events. In many cases, you can identify such statements by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “projected,” “forecast,” “will,” “may” or similar expressions. Because these statements reflect current views concerning future events, these forward-looking statements involve risks and uncertainties. All statements, other than statements of historical fact, included in and incorporated by reference into this Notice regarding the Plan of Dissolution, the Company’s financial position, business strategy and plans or objectives are forward-looking statements.

You should read these forward-looking statements carefully because they discuss our expectations about future events, contain projections of our future financial condition, or state other “forward-looking” information.

In addition, the statements in this Notice are made as of August 28, 2020. Subsequent events or developments may cause our views to change. We do not undertake any obligation to update our forward-looking statements after the date of this Notice for any reason, even if new information becomes available or other events occur in the future.

These forward-looking statements should not be relied upon as representing our views as of any date subsequent to August 28, 2020. You are advised to consult any further disclosures we make on related subjects in our reports filed with the Securities and Exchange Commission (the “SEC”).

IMPORTANT INFORMATION CONCERNING THE FUNDAMENTAL CHANGE REPURCHASE RIGHT AND CONVERSION RIGHTS

1. INFORMATION CONCERNING THE COMPANY.

1.1. The Company.

PDL BioPharma, Inc., a Delaware corporation (the “Company”), is a biopharmaceutical company that pioneered the humanization of monoclonal antibodies, enabling the discovery of a new generation of targeted treatments that have had a profound impact on patients living with different cancers as well as a variety of other debilitating diseases. Since 2008, we have managed patents and other intellectual property that were generated by the Company. Our principal executive offices are located at 932 Southwood Boulevard, Incline Village, NV 89451. Our telephone number is (775) 832-8500 and our website address is www.pdl.com. The Company’s website address is not intended to function as a hyperlink, and the information contained in the Company’s website is not incorporated by reference in this Notice and you should not consider it as part of the Notice.

Additional information regarding the Company is contained in our filings with the SEC. See “Section 12—Additional Information.”

1.2. The Plan of Dissolution.

On August 19, 2020, the Company’s stockholders approved the liquidation and dissolution of the Company pursuant to the Plan of Dissolution (the “Plan of Dissolution”). If adopted by the board of directors of the Company, and upon filing a certificate of dissolution with the State of Delaware, pursuant to the Plan of Dissolution, the Company will cease conducting business, wind up its affairs, dispose of its non-cash assets, pay or otherwise provide for its obligations, and distribute its remaining assets, if any, during a post-dissolution period of at least three years, as required by the Delaware General Corporation Law. As a result of the approval of the Plan of Dissolution by the Company’s stockholders, a Fundamental Change occurred on August 19, 2020, and accordingly, each Holder has the Fundamental Change Repurchase Right described herein. The Fundamental Change also constitutes a Make-Whole Fundamental Change (as defined in the applicable Indenture, a “Make-Whole Fundamental Change”).

2. INFORMATION CONCERNING THE NOTES.

The Notes (as defined below) were issued under the Indenture, dated as of November 22, 2016 (the “2021 Base Indenture”), by and between the Company, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as amended and supplemented by that certain First Supplemental Indenture, dated as of November 22, 2016 (the “2021 First Supplemental Indenture” and, together with the 2021 Base Indenture, the “2021 Notes Indenture”), by and between the Company and the Trustee, relating to the Company’s 2021 Notes, and under the Indenture, dated as of September 17, 2019 (the “2024 Base Indenture”), by and between the Company and the Trustee, as amended and supplemented by that certain First Supplemental Indenture, dated as of September 17, 2019 (the “2024 First Supplemental Indenture” and, together with the 2024 Base Indenture, the “2024 Notes Indenture,” and, together with the 2021 Notes Indenture, the “Indentures”) The 2021 Notes mature on December 1, 2021 and the 2024 Notes mature on December 1, 2024.

On December 9, 2019 the Company’s board of directors authorized the repurchase of issued and outstanding Shares and Notes up to an aggregate value of $200 million pursuant to a repurchase plan. On December 17, 2019, the Company repurchased (1) $44.8 million in aggregate principal amount of the 2021 Notes for $39.9 million and 3.5 million Shares and (2) $74.6 million in aggregate principal amount of the 2024 Notes for $58 million and 9.9 million Shares, in privately negotiated transactions. During the six months ended June 30, 2020, the Company repurchased $10.5 million in aggregate principal amount of the 2024 Notes for $12.9 million. As of August 27, 2020, there were $13,805,000 aggregate principal amount of 2021 Notes outstanding and $1,000,000 aggregate principal amount of 2024 Notes outstanding.

2.1. The Company’s Obligation to Repurchase the Notes.

The approval of the Plan of Dissolution by the Company’s stockholders resulted in a Fundamental Change pursuant to the terms of the applicable Notes and the applicable Indenture. As a result, each holder of the Notes (each, a “Holder”) has the right (the “Fundamental Change Repurchase Right”), at the Holder’s option, to require the Company to repurchase for cash such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on September 29, 2020 (the “Fundamental Change Repurchase Date”). This Fundamental Change Repurchase Right will expire at 5:00 p.m. Eastern time on September 28, 2020 (the “Fundamental Change Expiration Time”). We do not intend to extend the period that Holders have to exercise the Fundamental Change Repurchase Right unless required by applicable law. Holders may exercise their Fundamental Change Repurchase Right by (i) delivering notice in accordance with The Depositary Trust Company’s (“DTC”) applicable procedures (the “Fundamental Change Repurchase Notice”) to The Bank of New York Mellon Trust Company, N.A., as paying agent (the “Paying Agent”), at any time prior to the Fundamental Change Expiration Time and (ii) by delivering the Notes described in the Fundamental Change Repurchase Notice to the Paying Agent through book-entry transfer on or after the date of delivery of the Fundamental Change Repurchase Notice. See “Section 3—Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase” for further information on how to deliver a Fundamental Change Repurchase Notice and surrender your Notes for repurchase.

If we make any change to this Fundamental Change Repurchase Right, which we determine constitutes a material change, we will promptly disclose the change in a supplement to this Notice that we will distribute, or direct to be distributed, to registered Holders, and we will make a public announcement of such change promptly by means of a press release. We may be required to extend the Fundamental Change Repurchase Date for a period of five to ten business days, depending on the significance of the change, if the Fundamental Change Repurchase Right would otherwise expire during such five to ten business day period. If we are required to extend the Fundamental Change Repurchase Date, we will make a public announcement of such extension promptly by means of a press release. The repurchase by the Company of validly surrendered Notes is not subject to any condition other than such repurchase being lawful and the procedural requirements described in this Notice.

2.2. Repurchase Price.

Pursuant to the terms of the applicable Indenture and the applicable Notes, the repurchase price to be paid by the Company for the Notes is a cash price equal to (1) with respect to the 2021 notes, 100% of the principal amount, plus accrued and unpaid interest thereon, if any, and (2) with respect to the 2024 notes, 100% of the accreted principal amount as of the Fundamental Change Repurchase Date, which amount is equal to $1,024.726 per $1,000 principal amount of 2024 notes, plus accrued and unpaid interest thereon, if any, in each case to, but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”). The Fundamental Change Repurchase Price for any Notes that are validly surrendered and not validly withdrawn prior to the Fundamental Change Expiration Time will be paid by the Paying Agent, on the later of (i) the Fundamental Change Repurchase Date and (ii) the time of book-entry transfer of such Notes to the Paying Agent by the Holder thereof in the manner described in this Notice. Notes validly surrendered for repurchase will be accepted only in principal amounts of $1,000 or an integral multiple of $1,000.

Holders who validly surrender and do not validly withdraw their Notes in connection with the Fundamental Change Repurchase Right will be entitled to receive accrued and unpaid interest payable on their Notes accrued to, but excluding, the Fundamental Change Repurchase Date. The amount of accrued and unpaid interest per $1,000 principal amount of Notes will be calculated by multiplying the current annual interest rate by the number of days that have elapsed since June 1, 2020 (the last interest payment date for each of the 2021 Notes and the 2024 Notes) to, but excluding, the Fundamental Change Repurchase Date, divided by 360 and multiplying the product by each $1,000 principal amount of Notes. The Company estimates that the accrued and unpaid interest payable on the Notes that are validly surrendered for repurchase will be approximately $9.014 per $1,000 principal amount of 2021 Notes surrendered and approximately $9.014 per $1,000 principal amount of 2024 Notes surrendered.

The Fundamental Change Repurchase Price is based solely on the requirements of the applicable Indenture and the applicable Notes and bears no relationship to the market price of the Notes or the Shares. Thus, the Fundamental Change Repurchase Price may be significantly higher or lower than the market price of the Notes on the Fundamental Change Repurchase Date. Holders of Notes are urged to obtain the best available information as to current market prices of the Notes, to the extent available, before making a decision whether to surrender their Notes for repurchase.

None of the Company or any of its affiliates, or any of its or their respective board of directors, employees, advisors or representatives, or The Bank of New York Mellon Trust Company, N.A., in its role as the Trustee, the Paying Agent and the Conversion Agent (as defined below), is making any representation or recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for purchase, or to exercise the conversion rights (if at all), pursuant to this Notice. Each Holder must make such Holder’s own decision as to whether or not to surrender Notes for repurchase or to exercise the conversion rights and, if you choose to exercise either of these rights, the amount of Notes to surrender or convert, based on such Holder’s assessment of the current market value of the Notes and other relevant factors.

2.3. Conversion Rights of the Holders.

The Notes are convertible into shares (the “Shares”) of common stock of the Company at the option of the Holder, at any time until the close of business on September 28, 2020 (the “Conversion Period”). Pursuant to the terms of the 2021 First Supplemental Indenture and the 2024 First Supplemental Indenture, the consideration due upon conversion of each $1,000 principal amount of Notes shall be solely cash in an amount equal to the Conversion Rate (as defined in the applicable Indenture, the “Conversion Rate”). As a result, if you decide to convert your Notes, the Company’s conversion obligation with respect to each $1,000 principal amount of Notes that are converted during the Conversion Period will be an amount in cash equal to the Conversion Rate (including applicable Additional Shares in connection with the Make-Whole Fundamental Change pursuant to the Indentures) of 343.1098 for the 2021 Notes and 378.8004 for the 2024 Notes.

Upon the conversion of any Notes, a Holder will not receive any separate cash payment for accrued and unpaid interest, and the Company’s settlement of the conversion obligations described above will be deemed to satisfy in full its obligation to pay the principal amount of the Notes and any accrued and unpaid interest thereon to, but not including, the Conversion Date (as defined below). As a result, any accrued and unpaid interest to, but not including, the Conversion Date will be deemed to be paid in full rather than cancelled, extinguished or forfeited upon conversion of any Notes.

If you want to convert your Notes, you must deliver the appropriate instruction form pursuant to DTC’s book-entry conversion program and transfer such Notes to The Bank of New York Mellon Trust Company, N.A., as the conversion agent (the “Conversion Agent”), through the transmittal procedures of DTC, prior to the end of the Conversion Period.

Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to exercise its conversion right and instruct such nominee to deliver the appropriate instruction form and the Notes through the transmittal procedures of DTC prior to the end of the Conversion Period.

Timely delivery of the appropriate instruction form and the Notes in compliance with the transmittal procedures of DTC is the responsibility of the surrendering Holder.

The conversion date with respect to each Holder electing to convert their Notes will be the date on which such Holder has satisfied all of the foregoing requirements (the “Conversion Date”). The Company will pay the consideration due in respect of the conversion no later than the second Business Day immediately after the last VWAP Trading Day of the Observation Period (as each such term is defined in the applicable Indenture).

If you exercise your Fundamental Change Repurchase Right by delivering a Fundamental Change Repurchase Notice with respect to your Notes, you will not be able to convert such Notes unless you validly withdraw your Fundamental Change Repurchase Notice prior to the Fundamental Change Expiration Time. Holders bear the risk for untimely withdrawal of a Fundamental Change Repurchase Notice.

Any Notes that are properly surrendered for conversion may not be withdrawn. Holders that do not surrender their Notes for repurchase pursuant to the Fundamental Change Repurchase Right may surrender their Notes for conversion into cash at any time prior to the end of the Conversion Period as described herein or as otherwise provided in the applicable Indenture.

Holders who do not convert their Notes during the Conversion Period or do not deliver a Fundamental Change Repurchase Notice prior to the Fundamental Change Expiration Time will retain the right to convert their Notes for cash consideration if a subsequent conversion right is triggered under Section 4.01(a) of the applicable Indenture.

Please direct any questions or requests for assistance in connection with the surrender of Notes for conversion to the Conversion Agent at the address and facsimile number set forth on the cover of this Notice.

Examples of Your Consideration Alternatives

YOU ARE UNDER NO OBLIGATION TO EXERCISE EITHER THE FUNDAMENTAL CHANGE REPURCHASE RIGHT OR THE CONVERSION RIGHTS DESCRIBED HEREIN, AND YOU MAY CHOOSE TO TAKE NO ACTION AND RETAIN YOUR NOTES.

Assuming you hold Notes in an aggregate principal amount of $1,000.00:

Series of Notes	Fundamental Change Repurchase Right	Conversion
2021 Notes	$1,009.014 (1)	$1,128.831 (2)
2024 Notes	$1,024.726 (1)	$1,246.253 (2)

(1)If you exercise the Fundamental Change Repurchase Right and the Notes are repurchased for the Fundamental Change Repurchase Price, you will receive (a) $1,000 plus a sum equal to accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date, for total consideration of approximately $1,009.014 for any 2021 Notes and (b) $1,024.726 plus a sum equal to accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date, for total consideration of approximately $1,033.740 for any 2024 Notes, assuming a Fundamental Change Repurchase Date of September 29, 2020.

(2)If you exercise your conversion right during the Conversion Period, you will receive cash in an amount equal to the Conversion Rate (including applicable Additional Shares in connection with the Make-Whole Fundamental Change pursuant to the Indentures) of 343.1098 for the 2021 Notes and 378.8004 for the 2024 Notes. Assuming the sum of the Daily Conversion Values of each VWAP Trading Day in the applicable Observation Period is equal to $3.29 (which is the stock price as of August 27, 2020), the cash amount would be $1,128.831 for the 2021 Notes and $1,246.253 for the 2024 Notes.

The right of Holders to convert their Notes is separate from the Fundamental Change Repurchase Right. The amount of cash to be received in connection with such conversions will be determined during the applicable Observation Period (as defined in the Indentures) with respect to the conversion, and the value of such amounts received upon conversion will be affected by the market price of the common stock during such period. You should review this Notice carefully and consult with your own financial and tax advisors. You must make your own decision as to whether or not to surrender your Notes for repurchase or to exercise your conversion rights and, if you choose to exercise either of these rights, the amount of Notes to surrender or convert. None of the Company or any of its affiliates, or any of its or their respective boards of directors, employees, advisors or representatives, or The Bank of New York Mellon Trust Company, N.A., in its role as the Trustee, the Paying Agent and the Conversion Agent, is making any representation or recommendation to any Holder as to whether or not to surrender or convert that Holder’s Notes.

2.4. Market for the Notes and the Shares.

There is no established market for trading in the Notes, and they are currently traded over-the-counter. To the extent that the Notes are traded, prices of the Notes may fluctuate depending on a number of factors, including trading volume, the balance between buy and sell orders, prevailing interest rates, the trading price and implied volatility of the Shares (to the extent such Shares are traded) and the market for similar Notes. Following the expiration of the Fundamental Change Repurchase Right and the Conversion Period, the Notes that have not been repurchased or converted may or may not continue to be traded over-the-counter, and if they do continue to trade, the trading market for the Notes may be much more limited. The extent of the public market for the Notes following the expiration of the Fundamental Change Repurchase Right and the Conversion Period will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of Holders of Notes remaining at that time and the interest on the part of securities firms in maintaining a market in the Notes. The Trustee has informed the Company that, as of the date of this Notice, all of the Notes are held in global form through DTC. As of August 27, 2020, there was $14,805,000 aggregate principal amount of Notes outstanding.

The Shares currently trade on The Nasdaq Stock Market LLC under the symbol “PDLI.” The following table sets forth, for each of the periods indicated, the high and low intraday sale prices per Share as reported on The Nasdaq Stock Market LLC:

	High	Low
Year Ended December 31, 2018
First Quarter	$3.16	$2.29
Second Quarter	3.16	2.27
Third Quarter	2.66	2.25
Fourth Quarter	3.14	2.37
Year Ended December 31, 2019:
First Quarter	$3.82	$2.82
Second Quarter	3.89	2.68
Third Quarter	3.33	2.15
Fourth Quarter	3.68	2.06
Year Ended December 31, 2020:
First Quarter	$3.86	$2.47
Second Quarter	3.68	2.52
Third Quarter (through August 27, 2020)	3.78	2.68

On August 27, 2020, the last full trading day prior to August 28, 2020, the closing sale price of the Shares on The Nasdaq Stock Market LLC was $3.29 per Share. As of August 27, 2020, there were approximately 114,111,359 Shares outstanding. We urge you to obtain current market information for the Notes, to the extent available, before making any decision to either surrender your Notes pursuant to the Fundamental Change Repurchase Right or to surrender your Notes for conversion.

2.5. Ranking.

The Notes are senior unsecured obligations and rank senior in right of payment to the Company’s indebtedness that is expressly subordinated in right of payment by the Notes; equal in right of payment to the Company’s existing indebtedness that is not subordinated; effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally subordinated to all existing and future indebtedness and other liabilities of the Company’s subsidiaries.

3. PROCEDURES TO BE FOLLOWED BY HOLDERS ELECTING TO SURRENDER NOTES FOR REPURCHASE.

In order to receive the Fundamental Change Repurchase Price for their Notes, Holders must deliver the Fundamental Change Repurchase Notice to the Paying Agent prior to the Fundamental Change Expiration Time and deliver the Notes described in the Fundamental Change Repurchase Notice to the Paying Agent through book-entry transfer on or after delivery of the Fundamental Change Repurchase Notice.

Holders may surrender some or all of their Notes; however, any Notes surrendered must be in a principal amount of $1,000 or an integral multiple of $1,000. If Holders do not validly surrender their Notes before the Fundamental Change Expiration Time, those Notes will remain outstanding subject to the existing terms of the Notes.

3.1. Method of Delivery.

The Trustee has informed the Company that, as of the date of this Notice, all Notes are held through DTC and there are no certificated Notes in non-global form. Accordingly, each Fundamental Change Repurchase Notice and the Notes described therein shall be delivered via an agent’s message that is transmitted through DTC’s Automated Tender Offer Program (“ATOP”), and delivery via ATOP will satisfy the Holder’s Fundamental Change Repurchase Right delivery requirements pursuant to the terms of the applicable Indenture. Delivery of the Fundamental Change Repurchase Notice and the Notes described therein through ATOP is the responsibility of the surrendering Holder.

Holders who are DTC participants should follow the instructions described above. Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee and instruct such nominee to deliver a Fundamental Change Repurchase Notice and surrender the Notes on such Holder’s behalf through the transmittal procedures described above prior to the Fundamental Change Expiration Time.

Any Fundamental Change Repurchase Notice sent to DTC by a Holder or by a broker, dealer, commercial bank, trust company or other nominee on a Holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, an agreement to be bound by the terms of the Fundamental Change Repurchase Right, including those set forth in “Section 3.2—Agreement to be Bound by the Terms of the Fundamental Change Repurchase Right” below.

3.2. Agreement to be Bound by the Terms of the Fundamental Change Repurchase Right.

By delivering, or instructing your nominee to deliver, your Fundamental Change Repurchase Notice through ATOP, a Holder acknowledges and agrees as follows:

•the Notes described in the Fundamental Change Repurchase Notice shall be repurchased by the Company pursuant to the terms and conditions set forth in the applicable Notes, the applicable Indenture and this Notice;

•such Holder agrees to all of the terms of this Notice;

•such Holder received this Notice and acknowledges that this Notice provides the notice required pursuant to the applicable Indenture with respect to the Fundamental Change Repurchase Right;

•upon the terms and subject to the conditions set forth in this Notice, the applicable Indenture and the applicable Notes, and effective upon the Fundamental Change Repurchase Date, such Holder (i) irrevocably sells, assigns, and transfers to the Company, all right, title, and interest in and to all the Notes described in the Fundamental Change Repurchase Notice, (ii) releases and discharges the Company and

The Bank of New York Mellon Trust Company, N.A., in its role as the Trustee, the Paying Agent and the Conversion Agent, and their respective directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, such Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption, conversion or defeasance of the Notes and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such Notes that are duly surrendered (with full knowledge that the Paying Agent also acts as agent of the Company), with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Fundamental Change Repurchase Price of any surrendered Notes that are repurchased by the Company), all in accordance with the terms set forth in the applicable Indenture, the applicable Notes and this Notice;

•such Holder represents and warrants that such Holder (i) owns the Notes described in the Fundamental Change Repurchase Notice and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes described in the Fundamental Change Repurchase Notice, and that when such Notes are accepted for repurchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•such Holder understands that the Company’s acceptance of the Notes for payment pursuant to the procedures described in this Notice will constitute a binding agreement under the law of the State of New York between such Holder and the Company enforceable in accordance with the terms and subject to the conditions of the Fundamental Change Repurchase Right;

•such Holder understands that all Notes described in any Fundamental Change Repurchase Notice that are validly delivered and not validly withdrawn prior to the Fundamental Change Expiration Time will be repurchased at the Fundamental Change Repurchase Price, in cash, pursuant to the terms and conditions of the applicable Indenture, the applicable Notes, this Notice and any related notice materials, as amended and supplemented from time to time;

•payment for Notes repurchased pursuant to this Notice will be made by deposit of the Fundamental Change Repurchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•any delivered Fundamental Change Repurchase Notice may only by withdrawn through DTC in accordance with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw such Fundamental Change Repurchase Notice prior to the Fundamental Change Expiration Time;

•all authority conferred or agreed to be conferred pursuant to the terms of the Fundamental Change Repurchase Right hereby shall survive the death or incapacity of the Holder and every obligation of the Holder shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives; and

•all questions as to the validity, form, eligibility (including time of receipt) and delivery or acceptance of any Fundamental Change Repurchase Notice or the surrender of Notes for repurchase and the form and validity or any related documents (including time of receipt of notices of withdrawal) will be determined by the Company, whose determination shall be final and binding absent manifest error and subject to applicable law.

4. RIGHT OF WITHDRAWAL.

A Fundamental Change Repurchase Notice may be withdrawn at any time prior to the Fundamental Change Expiration Time.

In order to withdraw a previously delivered Fundamental Change Repurchase Notice, a Holder (or the Holder’s broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Notes prior to the Fundamental Change Expiration Time. Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to withdraw a Fundamental Change Repurchase Notice and instruct such nominee to withdraw the Fundamental Change Repurchase Notice through the withdrawal procedures of DTC.

Notes validly surrendered for repurchase pursuant to the Fundamental Change Repurchase Right may not be converted unless the Fundamental Change Repurchase Notice with respect to such Notes is first validly withdrawn prior to the Fundamental Change Expiration Time. Holders bear the risk of untimely withdrawal of a Fundamental Change Repurchase Notice. Notes properly surrendered for conversion may not be withdrawn.

The Company will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, whose determination shall be final and binding absent manifest error and subject to applicable law.

5. PAYMENT FOR SURRENDERED NOTES; SOURCE AND AMOUNT OF FUNDS.

Prior to 11:00 a.m. New York City time on the Fundamental Change Repurchase Date, the Company will deposit with the Paying Agent an amount of money in immediately available funds sufficient to pay the Fundamental Change Repurchase Price for each Note or portion of a Note that is to be repurchased as of the Fundamental Change Repurchase Date The Paying Agent will, on the later of (i) the Fundamental Change Repurchase Date and (ii) the time of book-entry transfer of such Notes to the Paying Agent by the Holder thereof in the manner described in this Notice, make payment of the Fundamental Change Repurchase Price by wire transfer of immediately available funds to DTC. DTC will thereafter distribute the cash to its participants in accordance with its procedures.

The total amount of funds required by us to repurchase all of the Notes pursuant to the Fundamental Change Repurchase Right (assuming all Notes are validly surrendered for repurchase and not validly withdrawn) is approximately $14,963,177, calculated as the sum of (a) (i) $13,805,000, representing 100% of the principal amount of the 2021 Notes outstanding as of August 27, 2020, plus (ii) $124,437, representing accrued and unpaid interest on such 2021 Notes up to, but excluding, the Fundamental Change Repurchase Date and (b) (i) $1,024,726, representing 100% of the accreted principal amount on the Fundamental Change Repurchase Date of the 2024 Notes outstanding as of August 27, 2020, plus (ii) $9,014, representing accrued and unpaid interest on such 2024 Notes up to, but excluding, the Fundamental Change Repurchase Date.

The Company expects to fund the repurchase from available cash on hand.

6. NOTES ACQUIRED.

All of the Notes for which a Fundamental Change Repurchase Notice has been validly delivered and not validly withdrawn as of the Fundamental Change Expiration Time, will, as of the Fundamental Change Repurchase Date, cease to be outstanding and interest on such Notes will cease to accrue, unless the Company fails to pay the

Fundamental Change Repurchase Price to the Paying Agent with respect to such Notes as of the Fundamental Change Repurchase Date.

7. PLANS OR PROPOSALS OF THE COMPANY.

If adopted by the board of directors of the Company, and upon filing a certificate of dissolution with the State of Delaware, the Company will implement the Plan of Dissolution and cease conducting its business, wind up its affairs, dispose of its non-cash assets, pay or otherwise provide for its obligations, and distribute its remaining assets, if any, during a post-dissolution period of at least three years, as required by the Delaware General Corporation Law. The effective time of the Dissolution will be when the Certificate of Dissolution is filed with the office of the Secretary of State of the State of Delaware or such later date and time that is stated in the Certificate of Dissolution. The Company currently plans to target filing the Certificate of Dissolution with the Secretary of State of the State of Delaware within the next 12 months, but recognizes this may be delayed given the uncertainties related to the COVID-19 pandemic or other factors. In addition, such filing may be delayed, as determined by the Board in its sole discretion.

A dissolved corporation continues its existence for three years after dissolution, or such longer period as the Delaware Court of Chancery may direct, for the purpose of prosecuting and defending suits and enabling the corporation to settle and close its business, to dispose of and convey its property, to discharge its liabilities and to distribute to its stockholders any remaining assets. A dissolved corporation may not, however, continue the business for which it was organized. Any action, suit or proceeding begun by or against the corporation before or during this survival period does not abate by reason of the dissolution, and for the purpose of any such action, suit or proceeding, the corporation will continue beyond the three-year period until any related judgments, orders or decrees are fully executed, without the necessity for any special direction by the Delaware Court of Chancery.

8. INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF THE COMPANY IN THE NOTES.

Based on a reasonable inquiry by the Company:

•none of the Company, or any executive officer or director of the Company, or any “associate” (as such term is defined in Rule 12b-2 under the Exchange Act) of the foregoing persons has any beneficial interest in the Notes; and

•during the 60 days preceding the date of this Notice, none of such persons engaged in any transactions in the Notes, other than the transactions required by the applicable Indenture described herein.

The Company will not repurchase any Notes from any officer, director or affiliate of the Company.

9. AGREEMENTS INVOLVING THE COMPANY’S SECURITIES.

Based on a reasonable inquiry by the Company, except for, and as contemplated by, the Plan of Dissolution and as otherwise described in this Notice, none of the Company, or any of its directors or executive officers, is a party to any agreement, arrangement or understanding with any other person with respect to any securities of the Company, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

10. PURCHASES OF NOTES BY THE COMPANY AND ITS AFFILIATES.

Each of the Company and its affiliates, including their executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes), other than through the Fundamental Change Repurchase Right or a call or redemption of the Notes in accordance with their terms and conditions, from the date of this Notice until at least the tenth business day after the Fundamental Change

Repurchase Date. Following such time, if any Notes remain outstanding, the Company and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at repurchase prices higher or lower than the Fundamental Change Repurchase Price. Any decision to purchase Notes after the Fundamental Change Repurchase Date, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes validly surrendered for repurchase pursuant to the Fundamental Change Repurchase Right and not validly withdrawn, the business and financial position of the Company and general economic and market conditions.

11. MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS.

GENERAL

The following is a general discussion of certain U.S. federal income tax consequences to beneficial owners of the Notes of the disposition of a Note as a result of the exercise of either the Fundamental Change Repurchase Right or conversion right and the receipt of cash in exchange for such Notes (“Transactions”). This discussion is for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s individual circumstances (such as special tax accounting rules that may apply as a result of any item of gross income with respect to the Notes being taken into account in an applicable financial statement) or to certain types of holders subject to special tax rules, including, without limitation, financial institutions, broker-dealers, insurance companies, tax-exempt entities, dealers in securities or currencies, regulated investment companies, real estate investment trusts, U.S. expatriates, traders in securities who elect to apply a mark to-market method of accounting, persons that hold Notes as part of a “straddle,” a “hedge,” a “conversion transaction,” or other “integrated transaction,” persons that acquired Notes in connection with employment or the performance of services, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, persons subject to the alternative minimum tax, and S corporations, partnerships and other pass-through entities (or investors in such entities). In addition, this discussion does not address state, local or foreign tax considerations with respect to the Transactions and any U.S. federal tax considerations other than U.S. federal income taxation (such as estate or gift taxes) or the Medicare contribution tax on net investment income. This summary assumes that beneficial owners have held their Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

This summary is based on the Code and applicable Treasury regulations, rulings, administrative pronouncements and judicial decisions in effect as of the date hereof, all of which are subject to change, perhaps retroactively, so as to result in U.S. federal income tax considerations that are different from those discussed below. The Company has not obtained, and does not intend to obtain, a ruling from the Internal Revenue Service (“IRS”) with respect to the U.S. federal income tax considerations described herein and, as a result, there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein and that a court would not agree with the IRS.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Notes that for U.S. federal income tax purposes is or is treated as: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under the applicable Treasury regulations to be treated as a U.S. person under the Code.

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of Notes that for U.S. federal income tax purposes is an individual, a corporation, an estate or a trust that is not a U.S. Holder.

If any entity treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Any partners of a partnership holding the Notes are urged to consult their tax advisors.

U.S. HOLDERS

The receipt of cash by a U.S. Holder in exchange for a Note pursuant to the Transactions will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder disposing of a Note in exchange for cash generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received in exchange for such Note (but excluding any amount allocable to accrued interest on the Note not previously included in such U.S. Holder’s income, which will be taxable as described below) and (ii) the U.S. Holder’s “adjusted tax basis” in the Note at the time of sale. Generally, a U.S. Holder’s adjusted tax basis in a Note will equal the cost of the Note, increased by market discount, if any, previously included in the U.S. Holder’s income with respect to the Note (pursuant to an election to include market discount in income currently as it accrues), and reduced (but not below zero) by any amortizable bond premium that an electing U.S. Holder has previously amortized. Amortizable bond premium is generally defined as the excess of a U.S. Holder’s tax basis in the Note immediately after its acquisition by such U.S. Holder over the Note’s principal amount. Subject to the market discount rules , gain or loss recognized by a U.S. Holder surrendering a Note generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Note is more than one year at the time of the sale. Non-corporate taxpayers generally are subject to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to certain limitations. Amounts received by a U.S. Holder in respect of accrued interest on a Note generally will be taxed as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in gross income.

An exception to the capital gain treatment described above may apply to a U.S. Holder that purchased a Note at a “market discount.” A Note has “market discount” if its principal amount exceeds its tax basis in the hands of a U.S. Holder immediately after its acquisition by such U.S. Holder, unless a statutorily defined de minimis exception applies. Any gain recognized by the U.S. Holder with respect to a Note acquired with market discount generally will be subject to tax as ordinary income to the extent of the market discount accrued during the period the Note was held by such U.S. Holder, unless the U.S. Holder previously elected to include market discount in income as it accrued for U.S. federal income tax purposes. Market discount will be treated as having accrued on a ratable basis unless the U.S. Holder elected to accrue market discount using a constant-yield method. Gains in excess of such accrued market discount will generally be capital gains, as discussed above. U.S. Holders should consult their tax advisors as to the portion of any gain that could be taxable as ordinary income under the market discount rules.

TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

Subject to the discussion below concerning accrued interest and backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on a sale of the Notes pursuant to the Transactions unless:

•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

•the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

A Non-U.S. Holder described in the first bullet point above generally will be required to pay U.S. federal income tax on the net gain derived from the sale in the same manner as if such Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise, and if such Non-U.S. Holder is a foreign corporation, it may also be required to pay an additional branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items. A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or, if applicable, a lower treaty rate) on the gain derived from the sale, which may be offset by certain U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

The discussion above section assumes that we are or have been at no time a “U.S. real property holding corporation.” We believe that we are not and have not been a U.S. real property holding corporation and do not expect to become such a corporation. If we are or have been a U.S. real property holding corporation, there could be adverse tax consequences to a non-U.S. Holder. Subject to the discussion of backup withholding and FATCA below, any amount received by a Non-U.S. Holder pursuant to the Transactions that is attributable to accrued interest that is not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business generally will not be subject to U.S. federal income or withholding tax, provided that:

•the Non-U.S. Holder does not actually or constructively own a 10% or greater interest in the total combined voting power of all classes of the Company’s voting stock;

•the Non-U.S. Holder is not a controlled foreign corporation related to the Company through actual or constructive stock ownership;

•the Non-U.S. Holder is not a bank that received the Notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•the Non-U.S. Holder satisfies certain certification requirements.

If accrued Interest is not effectively connected with the conduct of a trade or business within the United States and the four requirements of the preceding sentence are not satisfied, the Non-U.S. Holder’s interest on a Note will generally be subject to U.S. withholding tax at a flat rate of 30% (or a lower applicable treaty rate). If a Non-U.S. Holder’s accrued Interest is effectively connected with the conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), then the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest income in essentially the same manner as a U.S. Holder and generally will not be subject to U.S. withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI. If such Non-U.S. Holder is a foreign corporation, such effectively connected income may also be subject to a 30% branch profits tax unless an applicable income tax treaty provides for a lower rate.

Information Reporting and Backup Withholding

A U.S. Holder whose Notes are disposed of in exchange for cash pursuant to the Transaction may be subject to certain information reporting requirements (unless the U.S. Holder is an exempt recipient and certifies as to that status) with respect to any amounts received pursuant to the Transactions (including accrued interest). In addition, a U.S. Holder may be subject to backup withholding with respect to the receipt of cash in exchange for a Note unless the U.S. Holder provides the applicable withholding agent with a correct taxpayer identification number (“TIN”) and certifies that the U.S. Holder is a U.S. person, the TIN is correct and the U.S. Holder is not currently subject to backup withholding. U.S. Holders are encouraged to consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

In general, information reporting and backup withholding will not apply to the sale of Notes by a Non-U.S. Holder pursuant to the Transactions, provided that the Non-U.S. Holder has provided the applicable withholding agent with the required documentation that it is not a U.S. person (for example, IRS Form W-8BEN or W-8BEN-E). However, information returns generally are required to be filed with the IRS in connection with any interest paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amount paid as backup withholding would be creditable against the Holder’s U.S. federal income tax liability and may entitle the Holder to a refund, provided that the requisite information is timely provided to the IRS.

Foreign Accounts

Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) impose a 30% withholding tax on certain types of payments (including payments of U.S. source interest) made to non-U.S. financial institutions and certain other non-U.S. entities that fail to comply with specified certification and information reporting requirements. Payments of interest in connection with a disposition of Notes pursuant to the Transaction will be subject to the withholding rules under FATCA. Proposed Treasury regulations eliminate the FATCA Tax on payments of gross proceeds and taxpayers may rely on these proposed Treasury regulations until final Treasury regulations are issued. There can be no assurance that final Treasury regulations would provide an exemption from the FATCA Tax for gross proceeds. Non-U.S. Holders are encouraged to consult their own tax advisors regarding the possible application of FATCA to payments received pursuant to the Transactions.

THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF NOTES IN LIGHT OF THEIR CIRCUMSTANCES. HOLDERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE EXERCISE OF THEIR FUNDAMENTAL CHANGE REPURCHASE RIGHT OR CONVERSION RIGHTS, INCLUDING THE EFFECT OF ANY FEDERAL, STATE, FOREIGN OR OTHER LAW.

12. ADDITIONAL INFORMATION.

The Company is currently subject to the reporting and other informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file with the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available on the SEC’s website at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Fundamental Change Repurchase Right. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto (including this Notice), may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The Company is incorporating by reference in this Notice some of the information that we file with the SEC, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Notice. We incorporate by reference the documents listed below:

•the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019;

•the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2020 and June 30, 2020;

•the Company’s Current Reports on Form 8-K, filed with the SEC on February 28, 2020, March 9, 2020, May 4, 2020, May 5, 2020, May 18, 2020, June 23, 2020, June 29, 2020, July 28, 2020, July 30, 2020, August 12, 2020 and August 28, 2020;

•the Company’s Definitive Proxy Statement, filed with the SEC on July 7, 2020;

•all documents filed by the Company with (but not furnished to) the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act subsequent to the date of this Notice and prior to the Fundamental Change Expiration Time;

•the Base Indenture between the Company and the Trustee, filed as Exhibit (d)(1) to the Company’s SC TO-I, filed with the SEC on August 28, 2020;

•the First Supplemental Indenture between the Company and the Trustee, filed as Exhibit (d)(2) to the Company’s SC TO-I, filed with the SEC on August 28, 2020;

•the Form of the 2021 Notes, filed as Exhibit (d)(3) to the Company’s SC TO-I, filed with the SEC on August 28, 2020;

•the Base Indenture between the Company and the Trustee, filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 17, 2019;

•the First Supplemental Indenture between the Company and the Trustee, filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 17, 2019; and

•the Form of the 2024 Notes, filed as exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 17, 2019.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct. You should not assume that the information in this document or any other of the documents referred to above is accurate as of any date other than the date of the applicable documents.

If a material change occurs in the information set forth in this Notice, we will amend the Schedule TO accordingly.

13. SOLICITATIONS.

The Bank of New York Mellon Trust Company, N.A., is acting as the Trustee, Paying Agent and Conversion Agent under the Indentures in connection with the Fundamental Change Repurchase Right. The Bank of New York Mellon Trust Company, N.A. will receive reasonable and customary compensation for its services and be reimbursed for certain reasonable out-of-pocket expenses. The Company will indemnify The Bank of New York Mellon Trust Company, N.A. against certain liabilities and expenses in connection therewith, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, the Company has not, directly or indirectly, employed, retained or compensated any person to make solicitations or recommendations in connection with the Fundamental Change Repurchase Right. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by us upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

14. CONFLICTS.

In the event of any conflict between this Notice, on the one hand, and the terms of the applicable Indenture, the applicable Notes or any applicable laws, on the other hand, the terms of the applicable Indenture, the applicable Notes or applicable laws, as the case may be, will control.

None of the Company or any of its affiliates, or any of its or their respective boards of directors, employees, advisors or representatives, or The Bank of New York Mellon Trust Company, N.A., in its role as the Trustee, the Paying Agent and the Conversion Agent, is making any representation or recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for repurchase, or to exercise the conversion rights (if at all), pursuant to this Notice. Each Holder must make such Holder’s own decision as to whether or not to surrender Notes for repurchase or to exercise the conversion rights and, if you choose to exercise either of these rights, the amount of Notes to surrender or convert, based on such Holder’s assessment of the current market value of the Notes and other relevant factors.

August 28, 2020 PDL BIOPHARMA, INC.